Exhibit 99.1

Inspira™ Receives First Ever U.S. Patent Approval for an Orbiting Blood Oxygenation Delivery System

94% of the Claims Were Found to be Novel

Ra’anana, Israel, February 14, 2024 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), is a breakthrough medical technology company targeting to supersede mechanical ventilators, has received the first ever U.S. Patent approval for an orbiting blood oxygenation delivery system, a core technology of the revolutionary INSPIRA™ ART500 device. This innovation has 16 claims found to be novel.

The orbiting blood oxygenation delivery system (VORTX™) is designed to oxygenate blood without fiber membranes, and we believe it is expected to revolutionize the medical landscape. The current fiber technologies used for blood oxygenation cause substantial damage to the patient’s blood cells. Unlike the natural laminar blood flow in blood vessels inside the body, in existing fiber oxygenators, the blood is “forced” to flow in a harmful turbulent flow through many layers of fibers while experiencing friction and shear forces within the fiber walls. Since the fiber fabric is a significant resistor to blood flow, high-pressure differences are formed and cause significant damage to the various blood components, including, high hemolysis (breakdown of red cells), damage to white blood cells, activation of the inflammatory system in the body, activation of the immune system, and especially significant damage to the blood clotting system.

We believe that the orbiting blood oxygenation delivery system is another potentially game-changing core technology of the INSPIRA ART500 device, in targeting the $19 billion mechanical ventilation market.

The INSPIRA ART500 is a breakthrough device, designed to empower breathing in patients that are awake, by continuously measuring the patient’s blood parameters in real-time, and delivering needed oxygen volume straight into the blood. As the INSPIRA ART500 is to be equipped with the HYLA blood sensor, it is being designed to continuously scan the patient’s blood, potentially allowing for real-time detection of changes in patient condition and providing physicians with decision-supportive data.

CEO of Inspira Technologies, Dagi Ben-Noon: “We believe that this is a monumental advancement in the landscape of blood oxygenation technologies and a pivotal milestone and another key indicator of the INSPIRA ART500’s core technological portfolio.”

Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity. For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses intended benefits and uses of its technology, that its technology has the potential to revolutionize the medical landscape, the target market for its product, the potential of its products to allow for real-time detection and the belief that the patent approval is a monumental advancement in the landscape of blood oxygenation technologies. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

MRK-ARS-086

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